FORM 3
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                                                             OMB APPROVAL
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                                                    OMB Number     3235-0104
                                                    Expires:  January 31, 2005
                                                    Estimated average burden
                                                    hours per response.....0.5
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                                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                 Washington, D.C. 20549

                                INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

           Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)of the Public
               Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
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
1. Name and Address of Reporting Person*  2. Date of Event          4. Issuer Name and Ticker or Trading Symbol
                                             Requiring                 Valentis, Inc. (VLTSD)
                                             Statement
                                             (Month/Day/Year)
Altschul, Jr. (1)    Arthur       G.             01/24/03
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(Last)              (First)       (Middle)                          5. Relationship of Reporting       6. If Amendment, Date of
                                                                       Person(s) to Issuer                Original (Month/Day/Year)
                                                                       (Check all applicable)
                     950 Third Avenue                                                                     N/A
--------------------------------------------------------------------                                   ---------------------------
                     (Street)             3. I.R.S. Identification   ___Director        _x_10% Owner   7. Individual or Joint/Group
                                             Number of Reporting     ___Officer (give   ___Other (Spe-    Filing (Check Applicable
                                             Person, if an entity       title below     cify below)       Line)
New York             NY            10022     (voluntary)                _____________________________  ___Form filed by One Report-
                                                                                                       ing Person
                                                                                                       _x_Form Filed by More than
                                                                                                       One Reporting Person
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(City)               (State)       (Zip)           Table I -- Non-Derivative Securities Beneficially Owned
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
 1. Title of Security                     2. Amount of Securities    3. Ownership     4. Nature of Indirect Beneficial Ownership
    (Instr. 4)                               Beneficially Owned         Form: Direct     (Instr. 5)
                                             (Instr. 4)                 (D) or
                                                                        Indirect (I)
                                                                        (Instr. 5)
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Common Stock                              889,232                    I (2)            Through ownership of interests in limited
                                                                                      liability companies.
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Common Stock                              522,248                    I (3)            Through ownership of interests in limited
                                                                                      liability companies.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

              Persons who respond to the collection of information contained in this form are not required                   (Over)
                        to respond unless the form displays a currently valid OMB control number.                    SEC 1473 (7-02
                                                                                                             Page 1 of 6
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FORM 3
(continued)
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   Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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
 1. Title of Derivative Security        2. Date Exer-        3. Title and Amount of       4. Conver-    5. Owner-      6. Nature of
    (Instr. 4)                             cisable and          Securities Underlying        sion or       ship           Indirect
                                           Expiration Date      Derivative Security          Exercise      Form of        Beneficial
                                           (Month/Day/Year)     (Instr. 4)                   Price of      Deriv-         Ownership
                                        -------------------------------------------------    Deriv-        ative          (Instr. 5)
                                        Date        Expira-   Title             Amount       ative         Security:
                                        Exer-       tion                        or           Security      Direct
                                        cisable     Date                        Number                     (D) or
                                                                                of                         Indirect
                                                                                Shares                     (I)
                                                                                                           (Instr. 5)
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Common Stock Purchase Warrants,         Currently   12/5/04  Common Stock       12,171    $307.52       I(4)           Through
Class A                                                                                                                ownership of
                                                                                                                       interests in
                                                                                                                       limited
                                                                                                                       liability
                                                                                                                       companies.
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Common Stock Purchase Warrants,         Currently   12/5/04   Common Stock      3,251     $307.52       I(5)           Through
Class B                                                                                                                ownership
                                                                                                                       of interests
                                                                                                                       in limited
                                                                                                                       liability
                                                                                                                       companies.
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
            Explanation of Responses:
                    See footnotes on continuation pages 3-6 of this filing
                                                                                /s/ Arthur G. Altschul, Jr.        February 3, 2003
                                                                                ---------------------------------  ----------------
                                                                                **Signature of Reporting Person          Date

                                                                                /s/ Christopher S. Mooney
                                                                                ---------------------------------
                                                                                **Signature of Reporting Person
                                                                                  as Chief Financial Officer of
                                                                                  Diaz & Altschul Capital
                                                                                  Management, LLC, Diaz & Altshul
                                                                                  Management, LLC, and Diaz &
                                                                                  Altschul Advisors, LLC, for
                                                                                  each of these entities

                                                                                /s/ Christopher S. Mooney
                                                                                ---------------------------------
                                                                                **Signature of Reporting Person
                                                                                  as Chief Financial Officer of
                                                                                  Diaz & Altschul Advisors, LLC,
                                                                                  Investment Advisor to Delta
                                                                                  Opportunity Fund, Ltd. for
                                                                                  Delta Opportunity Fund, Ltd.

                                                                                /s/ Christopher S. Mooney
                                                                                ---------------------------------
                                                                                **Signature of Reporting Person
                                                                                  as Chief Financial Officer of
                                                                                  Diaz & Altschul Management, LLC,
                                                                                  Managing Member of Delta
                                                                                  Opportunity Fund (Institutional),
                                                                                  LLC for Delta Opportunity Fund
                                                                                  (Institutional), LLC

                                                                                /s/ Reinaldo M. Diaz
                                                                                ---------------------------------
                                                                                **Signature of Reporting Person



 **Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
   Note:

                                                        File three copies of this Form, one of which must be manually signed.  If space is insufficient, See Instruction 6 for procedure.

                                                        Potential persons who are to respond to the collection of information contained in this form are not required to respond
                                                                            unless the form displays a currently valid OMB Number.
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Reporting Person:  Arthur G. Altschul, Jr.(1)

Issuer Name and Ticker Symbol:  Valentis, Inc. (VLTSD)

Date of Event Requiring Statement:   1/24/03

Footnotes
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

(1) Please see attached Joint Filer Information. The Reporting Person is filing solely in his capacity as an indirect beneficial owner of securities held by one or more of the entities listed below.

(2) Delta Opportunity Fund, Ltd. ("Delta Purchaser") is the direct beneficial owner of 889,232 shares of Common Stock.
Diaz & Altschul Advisors, LLC ("D&A Advisors") is the investment advisor of Delta Purchaser. D&A Advisors is 99% owned by Diaz
& Altschul Capital Management, LLC ("D&A"), and the Reporting Person owns 1% of D&A Advisor. The managing member of D&A
Advisors is D&A. Mr. Reinaldo M. Diaz ("Mr. Diaz") and the Reporting Person each own 50% of, and share management and control of, D&A. The Reporting Person, Mr. Diaz, D&A and D&A Advisors each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein

(3) Delta Opportunity Fund (Institutional), LLC ("Institutional Purchaser") is the direct beneficial owner of 522,248 shares of Common Stock. D&A Advisors is the investment advisor of Institutional Purchaser, and Diaz & Altschul Management,
LLC ("D&A Management") is the managing member of Institutional Purchaser. D&A Advisors is 99% owned by D&A and the Reporting
Person owns 1% of D&A Advisor. The managing member of D&A Advisors is D&A. Mr. Diaz and the Reporting Person each own 50% of, and share management and control of, D&A and D&A Management. The Reporting Person, Mr. Diaz, D&A, D&A Advisors and D&A
Management each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

(4) Delta Purchaser is the direct beneficial owner of warrants to purchase 5,463 shares of Common Stock. D&A Advisors is 99%
owned by D&A, and the Reporting Person owns 1% of D&A Advisor. The managing member of D&A Advisors is D&A. Mr. Diaz and the
Reporting Person each own 50% of, and share management and control of, D&A and D&A Management. The Reporting Person, Mr. Diaz,
D&A and D&A Advisors each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

Institutional Purchaser is the direct beneficial owner of Class A warrants to purchase 3,208 shares of Common Stock. D&A
Advisors is the investment advisor of Institutional Purchaser, and D&A Management is the managing member of Institutional
Purchaser. D&A Advisors is 99% owned by D&A and the Reporting Person owns 1% of D&A Advisor. The managing member of D&A
Advisors is D&A. Mr. Diaz and the Reporting Person each own 50% of, and share management and control of, D&A and D&A Management.
The Reporting Person, Mr. Diaz, D&A, D&A Advisors and D&A Management each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

D&A is the indirect beneficial owner of Class A warrants to purchase 3,500 shares of Common Stock. Mr. Diaz and the Reporting
Person each own 50% of, and share management and control of, D&A and D&A Management. The Reporting Person, Mr. Diaz, D&A,
and D&A Management each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

(5) Delta Purchaser is the direct beneficial owner of Class B warrants to purchase 2,048 shares of Common Stock. D&A Advisors is the investment advisor of Delta Purchaser. D&A Advisors is 99% owned by D&A, and the Reporting Person owns 1% of D&A Advisor.
The managing member of D&A Advisors is D&A. Mr. Diaz and the Reporting Person each own 50% of, and share management and control of, D&A and D&A Management. The Reporting Person, Mr. Diaz, D&A, D&A Advisors and D&A Management each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

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

Institutional Purchaser is the direct beneficial owner of Class B warrants to purchase 1,203 shares of Common Stock. D&A
Advisors is the investment advisor of Institutional Purchaser, and D&A Management is the managing member of
Institutional Purchaser. D&A Advisors is 99% owned by D&A and the Reporting Person owns 1% of D&A Advisor. The managing member of D&A Advisors is D&A. Mr. Diaz and the Reporting Person each own 50% of, and share management and control of, D&A and D&A Management. The Reporting Person, Mr. Diaz, D&A, D&A Advisors and D&A Management each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.


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Reporting Person:  Arthur G. Altschul, Jr.(1)

Issuer Name and Ticker Symbol:  Valentis, Inc. (VLTSD)

Date of Event Requiring Statement:   1/24/03


Joint Filer Information

Each of the following filers has designated Arthur G. Altschul, Jr. as the ("Designated Filer") for purposes of the attached Form 3.

                (i) Diaz & Altschul Capital Management, LLC ("D&A") 950 Third Avenue New York, NY 10022

                (ii) Diaz & Altschul Advisors, LLC ("D&A Advisors") 950 Third Avenue New York, NY 10022

                (iii) Delta Opportunity Fund, Ltd. ("Delta Purchaser") 950 Third Avenue New York, NY 10022

                (iv)    Reinaldo M. Diaz ("Mr. Diaz")
                        950 Third Avenue New York, NY 10022

                (v) Diaz & Altshul Management, LLC ("D&A Management") 950 Third Avenue New York, NY 10022

                (vi)    Delta Opportunity Fund (Institutional), LLC ("Institutional Purchaser")
                        950 Third Avenue New York, NY 10022


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
Date:    February 3, 2003                                      DIAZ & ALTSCHUL CAPITAL MANAGEMENT, LLC

                                                                    By:    /s/  Christopher S. Mooney
                                                                           ---------------------------------------------
                                                                           Name:   Christopher S. Mooney
                                                                           Title:  Chief Financial Officer

Date:    February 3, 2003                                      DIAZ & ALTSCHUL ADVISORS, LLC

                                                                    By:    /s/  Christopher S. Mooney
                                                                           ---------------------------------------------
                                                                           Name:   Christopher S. Mooney
                                                                           Title:  Chief Financial Officer






                                                                                                             Page 5 of 6
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

Date:    February 3, 2003                                      DELTA OPPORTUNITY FUND, LTD.

                                                                    By:    DIAZ & ALTSCHUL ADVISORS, LLC
                                                                           as investment advisor

                                                                    By:    /s/  Christopher S. Mooney
                                                                           ---------------------------------------------
                                                                           Name:   Christopher S. Mooney
                                                                           Title:  Chief Financial Officer



Date:    February 3, 2003                                      MR. REINALDO M. DIAZ

                                                                    By:    /s/  Reinaldo M. Diaz
                                                                           ---------------------------------------------



Date:    February 3, 2003                                      DIAZ & ALTSCHUL MANAGEMENT, LLC

                                                                    By:    /s/  Christopher S. Mooney
                                                                           ---------------------------------------------
                                                                           Name:   Christopher S. Mooney
                                                                           Title:  Chief Financial Officer



Date:    February 3, 2003                                      DELTA OPPORTUNITY FUND (INSTITUTIONAL), LLC

                                                                    By:    DIAZ & ALTSCHUL MANAGEMENT, LLC

                                                                    By:    /s/  Christopher S. Mooney
                                                                           ---------------------------------------------
                                                                           Name:   Christopher S. Mooney
                                                                           Title:  Chief Financial Officer





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